Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-185051 of Memorial Production Partners LP of our report dated June 30, 2011, related to the statements of operating revenues and direct operating expenses of the Carthage Properties, as defined in the purchase and sale agreement dated February 24, 2011, between a third party and WHT Energy Partners, LLC, for the years ended December 31, 2010, 2009 and 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) the purpose of the statements; and (2) the adoption of oil and gas reserve estimation and disclosure rules effective December 31, 2009), appearing in the prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

December 5, 2012